Mail Stop 3561

November 3, 2006

Mr. Peter F. Makowiecki
President and CEO
First Horizon Asset Securities Inc.
4000 Horizon Way
Irving, TX 75063

Re: **First Horizon Asset Securities Inc.**
        Supplemental response regarding amendment no. 1 to Form S-3
        Submitted October 25, 2006
        File No. 333-137018

Dear Mr. Makowiecki,

        We have reviewed your supplemental responses to comments 2 and 3 of our letter
dated October 17, 2006 and have the following additional comments.

General

1. The Division of Investment Management has asked us to advise you that, on the
    basis of the information in your Form S-3 registration statement, it appears that
    the issuing entity may be an investment company as defined in the Investment
    Company Act of 1940 ("1940 Act").

    Accordingly, please explain why the issuing entity should not be considered an
    investment company subject to registration and regulation under the 1940 Act. If,
    for example, the issuing entity intends to rely on the exception in Section
    3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset
    composition will comply with interpretations issued by IM regarding Section
    3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under
    Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages
    and other liens on and interests in real estate" and the remaining 45% of its assets
    consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation
    (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon
    Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's
    assets, at least 25% must be in real estate related assets, although this percentage
    may be reduced to the extent that more than 55% of the issuer's assets are
    invested in mortgages and other liens on and interests in real estate. See Division

of Investment Management, SEC, Protecting Investors: A Half Century of
Investment Company Regulation (1992) at p. 72.

Second Prospectus Supplement

Summary, page S-6

2. The prospectus states that:

(i) . . . upon notice to the note insurer and subject to the satisfaction of certain
other conditions, the owner of the transferor interest will be permitted to
remove a portion of the mortgage loans from the issuing entity on any
payment date without notice to the noteholders; provided that the aggregate
principal balance of the mortgages loans so removed will not exceed the
amount of the transferor interest.

Please explain whether such a feature creates a "redeemable security" as
defined in Section 2(a)(32) of the 1940 Act. Please note that the Division of
Investment Management considers a number of factors to be important in
determining whether a security is redeemable. See, e.g., Brown & Wood
(pub. avail. Feb. 24, 1994).

(ii) Please confirm that the owner of the transferor interest would be limited to
sophisticated investors (e.g., Qualified Institutional Buyers as defined in Rule
144A of the Securities Act of 1933).

(iii)If the issuing entity intends to rely on Rule 3a-7 under the 1940 Act,
please explain whether the option by the master servicer to purchase up to one
percent of the mortgage loans is consistent with the requirement in Rule 3a-
7(a)(1) that the issuer issue securities which entitle their holders to receive
payments that depend primarily on the cash flow from eligible assets.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for

further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions regarding these comments, you may contact me at (202) 551-3454.

                                    Sincerely,

                                    Sara D. Kalin
                                    Branch Chief—Legal

cc: Via Facsimile: (214) 659-4401
        Mr. David Barbour, Esq.
        Andrews Kurth LLP